Exhibit 99.1

DoubleDown Interactive Reports Third Quarter 2023 Financial Results

SEATTLE, WASHINGTON – November 8, 2023 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 vs. Third Quarter 2022 Summary:

•	Revenues of $73.0 million in the third quarter of 2023 compared to $78.8 million in the third quarter of 2022.

•

Operating costs of $43.3 million in the third quarter of 2023, a decline from $124.1 million in the third quarter of 2022, primarily due to a $70.25 million non-cash accrual (associated with legal proceedings related to the previously disclosed Benson litigation) in general and administrative expense in the third quarter of 2022 which did not recur in the third quarter of 2023, with the balance of the reduction primarily reflecting lower cost of revenue and decreased marketing expenses.

•

Adjusted EBITDA of $29.7 million for the third quarter of 2023, an increase from $25.0 million for the third quarter of 2022, primarily due to lower sales and marketing expenses. The adjusted EBITDA margin increased to 40.7% in the third quarter of 2023 from 31.7% in the third quarter of 2022.

•

Net income of $26.9 million, or earnings per fully diluted common share of $10.87 ($0.54 per American Depositary Share (“ADS”)), in the third quarter of 2023, compared to a loss of $24.0 million, or a loss of $9.69 per fully diluted common share ($(0.48) per ADS), in the third quarter of 2022. Note each ADS represents 0.05 share of a common share.

•	Average Revenue Per Daily Active User (“ARPDAU”) increased to $1.06 in the third quarter of 2023 from $0.96 in the third quarter of 2022.

•	Average monthly revenue per payer increased to $245 in the third quarter of 2023 from $225 in the third quarter of 2022.

“DoubleDown generated solid third quarter results including a nearly 19% year-over-year increase in Adjusted EBITDA to $29.7 million and $28.7 million in operating cash flow,” said In Keuk Kim, Chief Executive Officer of DoubleDown. “Payer engagement remains strong, in particular for our flagship social casino game DoubleDown Casino, as ARPDAU and average monthly revenue per payer rose 10% and 9%, respectively compared to the third quarter of 2022. Our business model and prudent management of operating expenses continues to deliver strong Adjusted EBITDA margins which through the first nine months of 2023 is up 530 basis points compared to the same period in 2022.

“Our solid cash generation continues to strengthen our balance sheet as inclusive of debt, we have approximately $200 million in net cash and short-term investments even after the cash payment of approximately $36.5 million to complete the acquisition of SuprNation at the end of October. We are excited to have completed the SuprNation acquisition as it marks our entrance into the European iGaming market, which, we believe, is a high-growth gaming category that is complementary to our core operations. We are confident we can leverage our game development expertise and marketing platform to profitably scale SuprNation. With this acquisition completed, we are continuing to evaluate opportunities to deploy capital to further expand our business into high-growth gaming categories with attractive addressable markets to create new value for our shareholders.”

Summary Operating Results for DoubleDown Interactive (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenue ($ MM)	$73.0	$78.8	$225.8	$244.9
Total operating expenses	43.3	124.1	143.2	313.5
Loss contingency	—	70.3	—	141.8
Adjusted EBITDA ($ MM)	$29.7	$25.0	$82.8	$76.9
Net income ($ MM)	$26.9	$(24.0)	$75.0	$(39.6)
Net income margin	36.9%	(30.5)%	33.2%	(16.2)%
Adjusted EBITDA margin	40.7%	31.7%	36.7%	31.4%

Non-financial performance metrics
Average MAUs (000s)	1,675	2,267	1,837	2,301
Average DAUs (000s)	749	907	794	941
ARPDAU	$1.06	$0.96	$1.05	$0.96
Average monthly revenue per payer	$245	$225	$234	$225
Payer conversion	5.9%	5.2%	5.9%	5.3%

Third Quarter 2023 Financial Results

Revenue in the third quarter of 2023 was $73.0 million, a decline of 7% from the third quarter of 2022. The decrease was primarily due to changes in player behavior as a result of inflation and global economic concerns and the Company’s decreased marketing activities to attract a higher user base.

Operating expenses in the third quarter of 2023 were $43.3 million, a 65% decrease from the third quarter of 2022. The decrease in operating expenses was primarily due to lower cost of revenue and decreases in marketing expenses in the third quarter of 2023, as compared to the third quarter of 2022 and reflects the $70.25 million non-cash accrual in the third quarter of 2022 noted above which did not recur in the comparable 2023 period.

The Company recorded net income of $26.9 million in the third quarter of 2023, or $10.87 per fully diluted common share ($0.54 per ADS), as compared to a net loss of $24.0 million, or a loss of $9.69 per fully diluted common share ($(0.48) per ADS) in the third quarter of 2022. The net loss in the third quarter of 2022 included the impact of the $70.25 million non-cash accrual noted above. Net income for the third quarter of 2023 reflects lower marketing expenditures, partially offset by a decline in revenue. Note each ADS represents 0.05 share of a common share.

Adjusted EBITDA in the third quarter of 2023 was $29.7 million, compared to $25.0 million in the third quarter of 2022. The increase was primarily due to lower sales and marketing expenses, partially offset by a decline in revenue.

Net cash flows from operating activities for the third quarter of 2023 were $28.7 million, compared to net cash flows provided by operating activities of $22.2 million in the third quarter of 2022. The increase was primarily driven by higher operating income.

Conference Call

DoubleDown will hold a conference call today (November 8, 2023) at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss these results. A question-and-answer session will follow management’s presentation.

To access the call, please use the following link: DoubleDown Third Quarter 2023 Earnings Call. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, please register a minimum of 15 minutes before the start of the call.

A simultaneous webcast of the conference call will be available with the following link: DoubleDown Third Quarter 2023 Earnings Webcast, or via the Investor Relations page of the DoubleDown website at ir.doubledowninteractive.com. For those not planning to ask a question on the conference call, the Company recommends listening via the webcast.

A replay will be available on the Company’s Investor Relations website shortly after the event.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Safe Harbor Statement

Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Use and Reconciliation of Non-GAAP Financial Measures

In addition to our results determined in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), we believe the following non-GAAP financial measure is useful in evaluating our operating performance. We present “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) because we believe it assists investors and analysts by facilitating comparison of period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. The items excluded from the Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with GAAP, and should be read in conjunction with the financial statements furnished in our report on Form 6-K to be filed with the SEC.

In our reconciliation from our reported GAAP “net income before provision for taxes” to our Adjusted EBITDA, we eliminate the impact of the following seven line items: (i)depreciation and amortization; (ii) loss contingency related to the Benson case; (iii) interest income; (iv) interest expense; (v) foreign currency transaction/remeasurement (gain) loss; (vi) short-term investments (gain) loss; and (vii) other (income) expense, net. The below table sets forth the full reconciliation of our non-GAAP measures:

Reconciliation of non-GAAP measures	September 30,		September 30,
(in millions, except percentages)	2023	2022	2023	2022
Net income (loss)	$26.9	$(24.0)	$75.0	$(39.6)
Income tax benefit (expense)	(7.8)	4.9	(22.1)	10.9
Income (loss) before tax	34.7	(28.9)	97.1	(50.5)

Adjustments for:
Depreciation and amortization	0.1	0.0	0.2	3.8
Loss contingency	—	70.3	—	141.8
Interest income	(3.1)	(1.9)	(10.5)	(2.7)
Interest expense	0.4	0.4	1.3	1.4
Foreign currency transaction/remeasurement gain	(2.3)	(9.3)	(5.4)	(17.0)
Short-term investments (gain) loss	0.0	(5.7)	0.1	0.2
Other (income) expense, net	(0.1)	0.0	0.0	0.1
Adjusted EBITDA	$29.7	$25.0	$82.8	$76.9
Adjusted EBITDA margin	40.7%	31.7%	36.7%	31.4%

We encourage investors and others to review our financial information in its entirety and not to rely on any single financial measure.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni or Richard Land

JCIR

+1 (212) 835-8500

DDI@jcir.com

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share amounts)

	September 30,	December 31,
	2023	2022
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$233,936	$217,352
Short-term investments	37,231	67,891
Accounts receivable, net	27,834	21,198
Prepaid expenses, and other assets	6,307	6,441

Total current assets	$305,308	$312,882
Property and equipment, net	440	436
Operating lease right-of-use assets, net	1,726	3,858
Intangible assets, net	35,046	35,051
Goodwill	379,072	379,072
Deferred tax asset	37,683	59,290
Other non-current assets	1,308	1,463

Total assets	$760,583	$792,052

Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses	$10,358	$13,830
Short-term operating lease liabilities	2,020	3,050
Income taxes payable	15	—
Contract liabilities	2,044	2,426
Loss contingency	—	95,250
Current portion of borrowings with related party	37,180	—
Other current liabilities	1,158	1,926

Total current liabilities	$52,775	$116,482
Long-term borrowings with related party	—	39,454
Long-term operating lease liabilities	176	1,625
Other non-current liabilities	9,772	8,265

Total liabilities	$62,723	$165,826

Shareholders’ equity
Common stock, KRW 10,000 par value - 200,000,000 Shares authorized; 2,477,672 issued and outstanding	21,198	21,198
Additional paid-in-capital	359,280	359,280
Accumulated other comprehensive income	16,036	19,360
Retained earnings	301,346	226,388

Total shareholders’ equity	$697,860	$626,226

Total liabilities and shareholders’ equity	$760,583	$792,052

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Income and Comprehensive Income

(Unaudited, in thousands except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenue	$72,983	$78,801	$225,766	$244,857
Operating expenses:
Cost of revenue(1)	23,658	27,119	74,282	83,464
Sales and marketing(1)	10,585	17,214	39,733	55,056
Research and development(1)	4,361	4,691	14,473	13,704
General and administrative(1)	4,644	4,821	14,526	15,771
Loss Contingency(1)	—	70,250	—	141,750
Depreciation and amortization	55	45	158	3,751

Total operating expenses	43,303	124,140	143,172	313,496

Operating income (loss)	$29,680	$(45,339)	$82,594	$(68,639)

Other income (expense):
Interest expense	(443)	(431)	(1,341)	(1,356)
Interest income	3,132	1,948	10,511	2,742
Gain on foreign currency transactions	1,177	541	3,907	856
Gain on foreign currency remeasurement	1,096	8,748	1,484	16,163
Gain (loss) on short-term investments	(7)	5,651	(76)	(155)
Other, net	91	(42)	(4)	(98)

Total other income (expense), net	$5,046	$16,415	$14,481	$18,152

Income (loss) before income tax	$34,726	$(28,924)	$97,075	$(50,487)

Income tax (expense) benefit	(7,796)	4,925	(22,116)	10,926

Net income (loss)	$26,930	$(23,999)	$74,959	$(39,561)

Other comprehensive income (expense):
Pension adjustments, net of tax	(48)	102	(156)	(185)
Loss on foreign currency translation	(1,821)	(6,115)	(3,168)	(11,087)

Comprehensive income (loss)	$25,061	$(30,012)	$71,635	$(50,833)

Earnings (loss) per share:
Basic	$10.87	$(9.69)	$30.25	$(15.97)
Diluted	$10.87	$(9.69)	$30.25	$(15.97)
Weighted average shares outstanding:
Basic	2,477,672	2,477,672	2,477,672	2,477,672
Diluted	2,477,672	2,477,672	2,477,672	2,477,672

(1)	Excluding depreciation and amortization.

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Cash Flows

(Unaudited, in thousands of U.S. dollars)

	Nine months ended September 30,
	2023	2022
Cash flow from (used in) operating activities:
Net income (loss)	$74,959	$(39,561)
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	158	3,751
Gain on foreign currency remeasurement	(1,484)	(16,163)
Loss on short-term investments	76	155
Deferred taxes	21,110	(26,716)
Working capital adjustments:
Accounts receivable	(6,847)	703
Prepaid expenses, other current and non-current assets	1,090	(1,391)
Accounts payable, accrued expenses and other payables	(3,381)	1,033
Contract liabilities	(382)	(80)
Income tax payable	15	—
Loss Contingency	(95,250)	141,750
Other current and non-current liabilities	1,055	8,215

Net cash flows from (used in) operating activities	$(8,881)	$71,696
Cash flow from (used in) investing activities:
Purchases of intangible assets	—	(3)
Purchases of property and equipment	(173)	(164)
Disposals of property and equipment		27
Issuance of note receivable	(1,086)	—
Purchases of short-term investments	(47,465)	(366,449)
Sales of short-term investments	75,633	366,293

Net cash flows from (used in) investing activities	$26,909	$(296)
Cash flow from (used in) financing activities:

Net cash flows from (used in) financing activities:	$—	$—
Net foreign exchange difference on cash and cash equivalents	(1,444)	(2,992)

Net decrease in cash and cash equivalents	$16,584	$68,408

Cash and cash equivalents at beginning of period	$217,352	$242,060
Cash and cash equivalents at end of period	$233,936	$310,468
Cash paid during year for:
Interest	—	—
Income taxes	$20	$11,415